Contact:   George Sard/Stephanie Sorrentino
                                                Sard Verbinnen & Co.
                                                212/687-8080


                     MICRO WAREHOUSE TENDER OFFER COMPLETED;
                      MERGER EXPECTED TO BE COMPLETED TODAY
               --------------------------------------------------

         Norwalk, CT, February 3, 2000 -- Micro Warehouse, Inc. (NASDAQ: MWHS) and Bridgeport Holdings Inc., an affiliate of an investor group led by Gary L. Wilson, Jerome B. York and Freeman Spogli & Co., announced today that they have completed their $19 per share cash tender offer for all outstanding common shares of Micro Warehouse.

         Prior to the offer's expiration at 5:00 p.m. EST yesterday, approximately 33.2 million common shares were validly tendered and not withdrawn (including approximately 300,000 shares subject to guaranteed delivery). As a result, including shares already owned by the investor group and after giving effect to Micro Warehouse's purchase of shares in the offer, Bridgeport beneficially owns approximately 96.0% of the outstanding common shares of Micro Warehouse. The merger of Micro Warehouse into a subsidiary of Bridgeport is expected to be completed by the close of business today. Each share not tendered will be converted in the merger into the right to receive $19, the same consideration being paid for shares tendered in the offer.

         Micro Warehouse, Inc., with annual sales of approximately $2.4 billion, is a specialty catalog and online retailer and direct marketer of brand name personal computers, computer software, accessories, peripherals and networking products to commercial and consumer customers.

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